Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,
	2015	2014
Income from continuing operations before income taxes	$345,049	$192,979
Add:
Interest expense	82,597	88,505
Portion of rent expense representative of the interest factor	8,414	9,581
Income as adjusted	$436,060	$291,065

Fixed charges:
Interest expense	$82,597	$88,505
Portion of rent expense representative of the interest factor	8,414	9,581
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	14,915	14,963
Total fixed charges	$105,926	$113,049

Ratio of earnings to fixed charges	4.12	2.57

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.